UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

LAVA Therapeutics N.V.

(Name of Subject Company)

LAVA Therapeutics N.V.

(Name of Persons Filing Statement)

Common shares, nominal value €0.12 per share

(Title of Class of Securities)

N51517105

(CUSIP Number of Class of Securities)

Stephen Hurly

Chief Executive Officer and President

LAVA Therapeutics, N.V.

Yalelaan 62

3584 CM Utrecht, The Netherlands

+31 85 016 3100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Divakar Gupta

Katie Kazem

Courtney T. Thorne

Rita Sobral

Cooley LLP

55 Hudson Yards

New York, New York 10001

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No.1”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by LAVA Therapeutics, N.V., a Dutch public limited liability company (naamloze vennootschap) (“LAVA” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 15, 2025 (together with any exhibits attached thereto, as it may be amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by XOMA Royalty Corporation, a Nevada corporation (“Buyer”), to acquire all of the outstanding common shares, nominal value €0.12 per share, of LAVA (the “Shares”) for (i) a price per Share of $1.16 (the “Base Price Per Share”) plus an additional amount of cash of up to $0.08 per Share (such amount as finally determined in accordance with the Purchase Agreement, the “Additional Price Per Share” and together with the Base Price Per Share, the “Cash Amount”) plus (ii) one contingent value right (“CVR”) per Share, which shall represent the right to receive potential payments, in cash, described in, and subject to and in accordance with the terms and conditions of, the CVR Agreement, payable subject to any applicable tax withholding and without interest (together with the Cash Amount, the “Offer Consideration”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated August 15, 2025 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 1 is being filed to reflect certain updates to the Schedule 14D-9 as set forth below. Unless stated otherwise, new text is reflected in bolded and underlined text, and any deleted text is bolded and denoted with a strikethrough. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The second paragraph on page 2 of the Schedule 14D-9 is amended and supplemented as follows:

The Offer is conditioned upon the satisfaction or waiver of certain customary conditions, including, among others: (i) that there have been validly tendered pursuant to the Offer, and not properly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time), a number of Shares that, together with the Shares then owned by Buyer or its affiliates, represents at least 80% of LAVA’s issued and outstanding share capital (geplaatst en uitstaand kapitaal) immediately prior to the Expiration Time (the “Minimum Condition”), provided that the Minimum Condition may be reduced to 75% in certain circumstances specified in the Purchase Agreement and described on page 4 below; (ii) that there is not in effect any applicable law or order (whether temporary, preliminary or permanent) entered, enacted, promulgated, enforced, or issued by any court or other governmental authority of competent jurisdiction prohibiting, rendering illegal, or enjoining the consummation of the transactions contemplated by the Purchase Agreement (the “Transactions”); (iii) the accuracy of representations and warranties made by LAVA in the Purchase Agreement, including that, since the date of the Purchase Agreement, there shall not have occurred any Company Material Adverse Effect (as defined in the Purchase Agreement); (iv) compliance in all material respects by LAVA with its obligations under the Purchase Agreement; (v) that no effect, event, fact, change, development or occurrence has occurred following the date of the Purchase Agreement that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (vi) that at the extraordinary general meeting (or a subsequent extraordinary general meeting) of LAVA shareholders, the LAVA shareholders have adopted resolutions related to appointment of Buyer’s designees to the LAVA Board (as defined below) and certain transactions pursuant to the Purchase Agreement; (vii) the Closing Net Cash (as defined in the Purchase Agreement) shall be no less than the amount specified in the Purchase Agreement; and (viii) no termination of the Purchase Agreement (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”). The obligations of Buyer to consummate the Offer under the Purchase Agreement are not subject to a financing condition. A copy of the Purchase Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Adding a new paragraph as the second paragraph of page 4, as follows:

Notwithstanding any other term of the Offer or the Purchase Agreement, Buyer shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Buyer’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer or during the Subsequent Offering Period (and not theretofore accepted for payment or paid for) unless there shall have been validly tendered in the Offer (and not properly withdrawn) prior to the expiration of the Offer that number of Shares that, represent at least the Minimum Condition; provided that that if (i) all of the Offer Conditions other than the Minimum Condition have been satisfied or waived in accordance with the Purchase Agreement, and (ii) Buyer has extended the Offer on three (3) or more occasions in consecutive periods of ten (10) Business Days each in accordance with the Purchase Agreement, then in such case Buyer may, its sole discretion, reduce the Minimum Condition from 80% to 75%.

The first paragraph under the heading entitled “Form of Tender and Support Agreement” on page 7 of the Schedule 14D-9 is amended and supplemented as follows:

In connection with the execution of the Purchase Agreement, on August 3, 2025, following approval thereof by the LAVA Board, Buyer entered into tender and support agreements (each, a “Support Agreement”) with Stephen Hurly, Jay Backstrom, Kapil Dhingra, Amy Garabedian, Peter Kiener, Charles Morris, James Noble, Christy Oliger, Fred Powell, Mary Wadlinger, and Karen Wilson, who collectively comprise all of the Company’s executive officers and directors (collectively, the “Support Agreement Parties”). The Support Agreements provide that, among other things, the Support Agreement Parties irrevocably tender the Shares held by them in the Offer, upon the terms and subject to the conditions of such agreements. The Shares subject to the Support Agreements comprise approximately 0.5% of the outstanding Shares as of August 3, 2025. The Support Agreements will terminate upon certain circumstances, including upon termination of the Purchase Agreement or if the LAVA Board votes to approve a superior proposal or a change in the recommendation of the LAVA Board with respect to certain intervening events.

The second paragraph under the heading entitled “Treatment of Equity Awards in the Transactions” on page 9 of the Schedule 14D-9 is amended and supplemented as follows:

The table below sets forth, for each of LAVA’s executive officers and non-employee directors holding LAVA Options as of ~~March 1, 2024~~ August 14, 2025, the aggregate number of Shares subject to such In-the-Money Options and the value of cash amounts payable in respect of such In-the-Money Options at the Merger Effective Time, calculated by multiplying the excess, if applicable, of the Cash Amount over the respective per Share exercise prices of the applicable In-the-Money Options by the number of Shares subject to such In-the-Money Options (which amounts will be subject to withholding of taxes), assuming the maximum potential Cash Amount of $1.24 per Share. No amounts have been included in the table below with respect to the CVRs to be received by LAVA’s executive officers and directors in respect of their In-the-Money Options however, each LAVA executive officer and non-employee director listed below will receive one (1) CVR for each Share subject to an outstanding In-the-Money Option.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The third bullet under the subheading entitled “Reasons for the Recommendation of the LAVA Board” on page 25 of the Schedule 14D-9 is amended and supplemented as follows:

•	Best Value. The belief of the LAVA Board that as a result of the LAVA Board’s and the Special Committee’s extensive strategic review process and negotiation of the terms of the Transaction, LAVA had obtained an offer that was Buyer’s best offer ~~and~~ in that it provided an Offer Consideration that, as of the date of the Purchase Agreement, represented the highest price reasonably obtainable by the Company under the circumstances, as well as maximum capital return, no financial risks and a high degree of deal certainty to the Company’s shareholders. In light of the Company’s lack of a viable standalone business plan, the LAVA Board determined dissolution to be the most likely alternative for the Company to pursue outside of the Offer and Post-Offer Reorganization. The expected value of liquidation distributions per share (as more fully described under in this Item 4 under the heading “LAVA Management Dissolution Analysis”) was therefore a more accurate measure of the Company’s value per Share than the prevailing market price per Share. The Cash Amount of $1.16 - $1.24 per Share represented a premium to the expected liquidation distributions of $1.10 per Share, and the CVRs also would allow such shareholders to potentially receive additional payments in the future.

The sixth bullet under the subheading entitled “Reasons for the Recommendation of the LAVA Board” on page 25 of the Schedule 14D-9 is amended and supplemented as follows:

•	Prospects of the Company on a Standalone Basis. ~~The LAVA Board’s~~ After a thorough assessment of the assets, liabilities and financial condition of the Company on a standalone basis, particularly in light of the Company’s ~~workforce reductions and~~ wind-down of clinical trials over the course the last two years, which precipitated workforce reductions, the LAVA Board concluded that the Company did not have a viable standalone business plan, and that the Company’s only alternative in the absence of a sale or merger would be to pursue a dissolution and liquidation of the Company;

The section entitled “Dissolution Analysis” on page 29 of the Schedule 14D-9 is supplemented by adding the following language as the final paragraph of such section:

The dissolution analysis included in this Schedule 14D-9 has been prepared by, and is the responsibility of, LAVA’s management. PricewaterhouseCoopers N.V. has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying dissolution analysis  prospective financial information and, accordingly, PricewaterhouseCoopers N.V.  does not express an opinion or any other form of assurance with respect thereto.

The third paragraph under the heading entitled “Opinion of Leerink Partners LLC” on page 30 of the Schedule 14D-9 is amended and supplemented as follows:

The full text of the written opinion of Leerink Partners, dated August 3, 2025, which describes the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Leerink Partners set forth below is qualified in its entirety by the full text of the written opinion attached hereto as Annex I. Although the written opinion of Leerink Partners attached hereto as Annex I and the summary set forth below do not purport to describe all work performed and information considered by Leerink Partners, all material studies and analyses performed by Leerink Partners are described herein. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the LAVA Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the LAVA Board’s consideration of the Transaction and the opinion of Leerink Partners addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares of the Cash Amount proposed to be paid to such holders pursuant to the terms of the Purchase Agreement. The opinion of Leerink Partners did not address any other term or aspect of the Purchase Agreement or the Transaction and does not constitute a recommendation to any stockholder of LAVA as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Transaction or otherwise act with respect to the Transaction or any other matter:”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       September 3, 2025

LAVA Therapeutics, N.V.

By:	/s/ Stephen Hurly
Stephen Hurly
Chief Executive Officer and President

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